SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE 14D-9

                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(D)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 1)

                          DSP COMMUNICATIONS, INC.
                         (NAME OF SUBJECT COMPANY)
                          DSP COMMUNICATIONS, INC.
                    (NAME OF PERSON(S) FILING STATEMENT)

                  COMMON STOCK, PAR VALUE $.001 PER SHARE
                       (TITLE OF CLASS OF SECURITIES)

                                 23332K106
                  ((CUSIP) NUMBER OF CLASS OF SECURITIES)

                          STEPHEN P. PEZZOLA, ESQ.
                  GENERAL COUNSEL AND CORPORATE SECRETARY
                          DSP COMMUNICATIONS, INC.
                       20300 STEVENS CREEK BOULEVARD
                        CUPERTINO, CALIFORNIA 95014
                               (408) 777-2700
    (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATION ON BEHALF OF THE PERSON(S) FILING STATEMENT).

                              WITH A COPY TO:

                            KENTON J. KING, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                      525 UNIVERSITY AVENUE, SUITE 220
                        PALO ALTO, CALIFORNIA 94301
                               (650) 470-4500






                                INTRODUCTION

      DSP Communications, Inc. (the "Company"), a Delaware corporation, hereby amends and supplements its Solicitation/Recommendation Statement on
 Schedule 14D-9 initially filed with the Securities and Exchange Commission on October 20, 1999, relating to the offer (the "Offer") by CWC Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Intel Corporation, a Delaware corporation ("Parent"), to purchase all of the issued and outstanding common stock, par value $.001 per share, of the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 20, 1999 and the related Letter of Transmittal dated October 20, 1999.

 ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

      Item 8 is hereby amended and supplemented as follows:

      On November 4, 1999, the Company and Parent issued a joint press release, a copy of which is attached hereto as Exhibit 29 and is incorporated herein by reference, announcing that they have received the approval from the Israeli Office of the Chief Scientist for the indirect acquisition of the Company's Israeli subsidiaries by Parent or an affiliated company pursuant to the Offer. In addition, the Investment Center of the Israeli Ministry of Industry and Trade notified the Company that its approval is not required for the acquisition of the Company by Parent, as this transaction does not result in a change in the direct
 ownership of the Company's Israeli subsidiaries.   The Company and Parent
 also announced they received approvals from the Director General of the Israeli Antitrust Authority, thereby completing all Israeli governmental approvals of the transaction.

 ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

      Item 9 is hereby amended and supplemented as follows:

 Exhibit 29 Press release issued by DSP Communications, Inc. and Intel Corporation, dated November 4, 1999.



                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    DSP COMMUNICATIONS, INC.


                                    By: /s/ Stephen P. Pezzola
                                        -------------------------------
                                    Name:  Stephen P. Pezzola
                                    Title: General Counsel and Corporate
                                           Secretary


 Dated: November 9, 1999





                               EXHIBIT INDEX

      Exhibit 29: Press release issued by DSP Communications, Inc. and Intel Corporation, dated November 4, 1999.